Exhibit 5.1

Boston Connecticut Florida New Jersey New York Washington, DC

One Jefferson Road

Parsippany, NJ 07054-2891

June 15, 2016

Peapack-Gladstone Financial Corporation

500 Hills Drive, Suite 300

Bedminster, New Jersey 07921

Ladies and Gentlemen:

We have acted as counsel to Peapack-Gladstone Financial Corporation, a New Jersey corporation (the “Company”), in connection with the issuance and sale by the Company of an aggregate of $50 million principal amount of 6.00% Fixed-to-Floating Subordinated Notes due June 30, 2026 (the “Notes”) pursuant to the Indenture, dated as of June 15, 2016, as supplemented by the First Supplemental Indenture, dated as of June 15, 2016 (such Indenture, as supplemented, the “Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”).

In connection therewith, we have examined (i) the Registration Statement on Form S-3 (File No. 333-198299) (the “Registration Statement”), as amended by Amendment Number 1 on Form S-3/A, filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the prospectus of the Company, dated August 22, 2014, as supplemented by the prospectus supplement, dated June 10, 2016 (the “Prospectus Supplement”), relating to the Notes, as filed with the Commission pursuant to Rule 424(b) under the Securities Act (the “Prospectus”) and (iii) the Indenture. In connection with the issuance and sale of the Notes, the Company has also filed with the Commission two free writing prospectuses dated June 8, 2016 and June 10, 2016 pursuant to Rule 433 under the Securities Act. In addition, we have examined originals or copies, certified or otherwise and identified to our satisfaction, of resolutions of the Board of Directors of the Company or committees thereof and such other agreements, instruments, certificates, documents and records and have reviewed such questions of law and made such inquiries as we have deemed necessary or appropriate for the purposes of the opinions rendered herein.

In such examination, we have assumed, without inquiry, the legal capacity of all natural persons, the genuineness of all signatures on all documents examined by us, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all such documents submitted to us as copies and the authenticity of the originals of such latter documents. We have also assumed that the books and records of the Company are maintained in accordance with proper corporate procedures. As to any facts material to our opinion, we have, when relevant facts were not independently established, relied upon the aforesaid agreements, instruments, certificates, documents and records and upon statements and certificates of officers and representatives of the Company and public officials.

Based on the foregoing, and subject to the qualifications and limitations stated herein, we are of the opinion that the Notes, when authenticated by the Trustee in the manner provided in the Indenture and issued and delivered against payment of the purchase price therefor, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

The opinion set forth above is subject to the effects of (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (b) general equitable principles (whether considered in a proceeding in equity or at law), (c) an implied covenant of good faith and fair dealing, (d) provisions of law that require that a judgment for money damages rendered by a court in the United States be expressed only in United States dollars, (e) limitations by any governmental authority that limit, delay or prohibit the making of payments outside the United States and (f) generally applicable laws that (i) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver, (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected, (iii) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification or contribution of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, gross negligence, recklessness, willful misconduct or unlawful conduct, (iv) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange, (v) may limit the enforceability of provisions providing for compounded interest, imposing increased interest rates or late payment charges upon delinquency in payment or default or providing for liquidated damages or for premiums or penalties upon acceleration or (vi) limit the waiver of rights under usury laws. We express no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof, including, without limitation, the enforceability of the governing law provision contained in the Notes or the Indenture. Furthermore, the manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. We express no opinion as to the effect of Section 210(p) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

This opinion is to be used only in connection with the Registration Statement and the issuance and sale of the Notes described herein and may not be used, quoted or relied upon for any other purpose without our prior written consent.

The opinions rendered herein are limited in all respects to the laws of the States of New York and New Jersey and the federal laws of the United States. We express no opinion as to the effect of the law of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on June 15, 2016, which is incorporated by reference into the Registration Statement and the Prospectus, and to the use of our name under the caption “Validity of Notes” in the Prospectus Supplement and “Legal Matters” in the Prospectus. In giving our consent, we do not thereby concede that we come within the category of persons whose consent is required by the Securities Act or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Day Pitney llp